Exhibit 5

BLUEBOOK INTERNATIONAL HOLDING COMPANY CLOSES $2.2 MILLION PRIVATE PLACEMENT OF COMMON STOCK
Monday November 22, 12:04 pm ET

LAKE FOREST, Calif., Nov. 22 /PRNewswire-FirstCall/ -- The Bluebook International Holding Company (OTC Bulletin Board: BBKH - News), a provider of software solutions and information services for the insurance and related service industries, ---- ---- announces that it has completed its $2.2 million private placement announced November 15, 2004 and its reorganization announced October 20, 2004.

All common share figures herein have been adjusted to effect the one for twenty reverse stock split effected November 17, 2004. As a result of the reverse stock split the Company's symbol was changed, effective at the start of trading on November 17, 2004 to BBKH.

Pursuant to the private placement, the Company issued approximately 2.13 million shares of common stock at $1.05 and warrants to purchase approximately 426,000 shares of common stock at $1.31 per share in a private placement with institutional investors. Roth Capital Partners, LLC acted as placement agent in the transaction.

Pursuant to the reorganization, the Company settled debts totaling approximately $1.81 million through the issuance of approximately 2.19 million shares of common stock and issued approximately 2.73 million shares of common stock on the conversion of all of the Company's outstanding Series B Preferred Stock.

There are approximately 8.76 million basic shares outstanding and 9.36 million fully diluted shares.

Mark Josipovich, Bluebook International CEO stated, "This is a significant milestone for the Company. With our improved balance sheet and new working capital, we are now positioned to execute our business plan by expanding our sales channels and leveraging our proprietary technology."

The private placement is being made only to accredited investors in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"). The shares of common stock being issued have not been registered under the Securities Act, or any state securities laws and, unless so registered, may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state securities laws.

This press release does not constitute an offer to sell, or the solicitation of an offer to buy, any securities, nor shall there be any sale of the securities in any jurisdiction in which such offering would be unlawful.

About The Bluebook International Holding Company

The Bluebook International Holding Company (OTC Bulletin Board: BBKH - News) is a leading data, software and services provider to the Property and Casualty insurance industry. The Bluebook's products serve the underwriting and claims process with highly scalable and accessible software solutions built on Bluebook's industry utilized standards, pricing and best practices. Bluebook's international property repair and replacement data combined with standards in technology are providing significant enhancements in workflow and reducing costs.


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Cautionary Statement

This release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. As such, final results could differ from estimates or expectations due to risks and uncertainties, including but not limited to: incomplete or preliminary information; changes in government regulations and policies; continued acceptance of the Company's products and services in the marketplace; competitive factors; technological changes; the Company's dependence upon third-party suppliers; intellectual property rights and other risks. For any of these factors, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, as amended.

     Web site: http://www.bluebook.net/

     Contact:
     Liolios Group Inc.
     Scott Liolios
     2431 W. Coast Highway #202
     Newport Beach, CA 92663
     949-574-3860
     scott@liolios.com